================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL, 2003

                        COMMISSION FILE NUMBER: 333-11910

                            ------------------------

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.

                 (Translation of Registrant's name into English)

                            ------------------------

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE

                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __x__ Form 40-F ____


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

                                Yes ____ No __x__

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

                                Yes ____ No __x__

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __x__
                                                     -

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______


================================================================================

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                       By: /s/ Gonzalo Alarcon
                                           -------------------------------------
                                           Name: Gonzalo Alarcon
                                           Title:   General Counsel

Date: April 21, 2004

4Q03 EARNINGS REPORT                                               (MAXCOM LOGO)

APRIL 16, 2004

      MAXCOM TELECOMUNICACIONES 4TH QUARTER 2003 AND FULL YEAR 2003 RESULTS

      -     REVENUES INCREASED 27% OVER 4Q02, AND 10% OVER 3Q03

      -     FULL YEAR REVENUES INCREASED 37% OVER 2002

      -     POSITIVE EBITDA FOR THE 3RD CONSECUTIVE QUARTER: 36% GROWTH OVER
            3Q03

      -     2003 EBITDA AT PS$105.1 MILLION

      -     LINES IN SERVICE INCREASED 10% OVER 4Q02

      -     NUMBER OF CUSTOMERS GREW 12% OVER 4Q02, AND 8% OVER 3Q03

      LINES:

      The number of lines in service at the end of 4Q03 increased 10% to 137,544 lines, from 125,231 lines at the end of 4Q02, and remained flat when compared to 137,222 lines in service at the end of 3Q03. Out of the total outstanding lines at the end of 4Q03, 6,850 lines, or 5.0% were from Wholesale customers, which compares to 4,480 lines, or 3.6% at the end of 4Q02, and 6,920 lines, or 5.0% at the end of 3Q03.

      During 4Q03 lines construction was lower by 72% at 1,232 lines, from 4,414 constructed lines in the same period of 2002; and, lower by 65% when compared to 3,513 constructed lines during 3Q03. Inventory of constructed lines for sale at the end of the quarter was 48,484 lines. On a full year basis, lines construction declined 88% from 76,426 in 2002 to 9,367 in 2003.

      During 4Q03, 9,694 new lines were installed, 58% below the 22,983 lines installed during 4Q02. When compared to 3Q03, the number of installations decreased 17% from 11,650 lines. The 50,185 lines installed during 2003 were 35% lower than the 77,411 installed during 2002.

      During 4Q03, the monthly churn rate was 2.4%, higher than the 2.1% monthly average churn during 4Q02. When compared to 3Q03, churn rate decreased from 2.6%. Voluntary churn in 4Q03 resulted in the disconnection of 2,273 lines, a rate of 0.6%, lower than the 0.8% registered in 3Q03 with 3,112 disconnected lines. Involuntary churn resulted in the disconnection of 7,029 lines, a rate of 1.8%, which is slightly higher than the 6,875 disconnected lines, or 1.8% during 3Q03.

      Churn improved to 2.8% in 2003 when compared to 3.3% in 2002. Voluntary churn during 2003 resulted in the disconnection of 10,740 lines, a rate of 0.8% lower than the 1.2% registered in 2002 equivalent to 10,936 disconnected lines. Involuntary churn for 2003 resulted in the disconnection of 29,502 lines, a rate of 2.0% which compares to 18,015 disconnected lines, or 2.1% during 2002.

      During 4Q03, net additions for Wholesale customers were negative in 70 lines, which compares to 710 negative net additions during 4Q02 and 900 net additions during 3Q03. Net additions for wholesale customer during 2003 at 2,370 were 196% higher than the 1,210 negative net additions during 2002.

      CUSTOMERS:

      Total customers grew 12% to 101,137 at the end of 4Q03, from 89,950 at the end of 4Q02, and 8% when compared to 93,467 customers as of the end of 3Q03.

      The growth in number of customers by region was distributed as follows:
      (i) in Mexico City customers increased by 8% from 4Q02 and 9% when compared to 3Q03; (ii) in Puebla customers grew 16% from 4Q02 and 8% when compared to 3Q03; and, (iii) in Queretaro, the number of customers increased 27% from 4Q02 and decreased 1% when compared to 3Q03.

      The change in the number of customers by category was the following: (i) business customers decreased by 5% from 4Q02 and were flat when compared to 3Q03; and, (ii) residential customers increased by 13% from 4Q02 and by 9% from 3Q03.


                                                                             1/8

4Q03 EARNINGS REPORT                                               (MAXCOM LOGO)

APRIL 16, 2004

      REVENUES:

      In 4Q03 we started a new business line, the lease of transmission capacity through our fiber optic ring. Revenues for this new business reached Ps$23.4 million during 4Q03, including Ps$11.2 of one-time installation charges and Ps$12.2 of equipment installed to one single customer under a 13 year service agreement with annual revenues of US$0.154 million. We are going to report revenues from this business as "lease of capacity", as part of Data revenues.

      Revenues for 4Q03 increased 27% to Ps$212.7 million (including Ps$23.4 from the lease of capacity), from Ps$168.1 million reported in 4Q02. Voice revenues for 4Q03 increased 4% to Ps$157.1 million, from Ps$151.3 million during 4Q02, driven by an 8% increase in voice lines partially compensated by a 10% reduction in ARPU. Data revenues for 4Q03 were Ps$6.2 million and contributed 3% of total revenues; during 4Q02 data revenues were Ps$3.8 million. Wholesale revenues for 4Q03 were Ps$26.0 million, a 100% increase from Ps$13.0 million in 4Q02.

      Revenues for 4Q03 increased 10% to Ps$212.7 million (including Ps$23.4 from the lease of capacity), from Ps$193.1 million reported in 3Q03. Voice revenues for 4Q03 decreased 4% to Ps$157.1 million, from Ps$163.6 million during 3Q03. Data revenues in 4Q03 increased 6% to Ps$6.2 million, from Ps$5.9 million during 3Q03. During 4Q03, revenues from Wholesale customers increased 10% to Ps$26.0 million, from Ps$23.7 million in 3Q03.

      On a full year basis, revenues increased 37% to Ps$765.6 million, from Ps$557.3 million reported in 2002. Voice revenues for 2003 increased 27% to Ps$635.9 million, from Ps$499.8 million in 2002. Data revenues for 2003 increased 111% to Ps$21.4 million, from Ps$10.1 million in 2002. During 2003 revenues from Wholesale customers increased 79% to Ps$85.0 million, from Ps$47.4 million in 2002.

      COST OF NETWORK OPERATION:

      Cost of Network Operation in 4Q03 was Ps$76.0 million, a 20% increase when compared to Ps$63.2 million in 4Q02. Over the same period, outbound traffic grew 49%, showing a sensitive improvement on a cost per minute basis. The Ps$12.8 million increase in Cost of Network Operation was generated by: (i) Ps$1.9 million, or 4% increase in network operating services, mainly driven by higher calling party pays charges as traffic increased and a higher number of lines in service, partially compensated by Ps$0.8 million reduction of long distance reselling cost as a result of lower reselling rates and better routing of long distance traffic, (ii) Ps$9.4 million, or 108% increase in technical expenses basically as a consequence of higher maintenance costs; and, (iii) Ps$1.5 million or 16% increase installation and disconnection expenses.

      Cost of Network Operation increased 16% quarter-over-quarter when compared to Ps$65.5 million in 3Q03. While network operating services increased Ps$0.4 million, or 1%, and installation expenses and cost of disconnected lines increased Ps$7.5 million, or 223%, technical expenses increased Ps$2.6 million or 16%. The main drivers of the variation are: Ps$2.0 million higher network maintenance basically as a result of the maintenance cost of our new fiber optic that we are no longer capitalizing because now it is under commercial operation; Ps$1.0 million higher lease of sites and poles; and, Ps$7.5 million higher installation expenses which include installation expenses related to the new lease of capacity business. When we compare cost per minute on a traffic-related cost basis, cost per minute improved as outbound traffic increased 8% while network operating services increased 1%, however, on a cost per minute basis, there was no improvement when compared to the previous quarter, as outbound traffic grew 8% while Cost of Network Operation increased 16%.

      On a full year basis, Cost of Network Operation increased 27% over 2002 to reach Ps$275.1 million in 2003. While network operating services increased Ps$46.6 million or 33%, and installation expenses and cost of disconnected lines decreased Ps$4.5 million or 15%, technical expenses increased Ps$16.6 million or 38%. On cost per minute basis, there was an improvement when compared to the previous year, as outbound traffic grew 65% while Cost of Network Operation increased 27%.

      Gross margin improved from 62% in 4Q02 to 64% in 4Q03 and decreased from 66% in 3Q03. On a full year basis, gross margin improved from 61% in 2002 to 64% in 2003.


                                                                             2/8

4Q03 EARNINGS REPORT                                               (MAXCOM LOGO)

APRIL 16, 2004

      SG&A:

      SG&A expenses were Ps$88.2 million in 4Q03, which compares favorably to Ps$130.6 million in 4Q02. The 32% decrease was mainly driven by: (i) lower salaries, wages and benefits of Ps$25.9 million originated by the severance expense recognized in December 2002 from our restructuring process, (ii) lower external sales commissions of Ps$6.5 million, (iii) lower advertising expenses of Ps$5.9 million, (iv) lower leasing and maintenance costs of Ps$4.0 million, (v) lower bad debt reserve of Ps$1.6 million; and, (vi) lower general, administrative expenses and insurance costs of Ps$1.2 million. Lower expenses were partially offset by higher consulting fees of Ps$2.7 million.

      SG&A expenses in 4Q03 decreased 4%, from Ps$92.0 million in 3Q03. This variation was mainly driven by: (i) lower bad debt provisioning of Ps$7.8 million, (ii) lower general and administrative expenses, and insurance costs of Ps$3.6 million; and, (iii) lower external sales commissions of Ps$1.9 million. Lower expenses were partially offset by: (i) higher salaries, wages and benefits of Ps$6.6 million, (ii) higher leasing and maintenance costs of Ps$1.9 million; and, (iii) higher external advisors and advertising of Ps$1.0 million.

      On a full year basis, SG&A expenses decreased 14%, from Ps$445.8 million in 2002 to Ps$385.5 million in 2003. This variation was mainly driven by:
      (i) restructuring cost in 2003 of Ps$27.5 million, (ii) lower salaries, wages and benefits of Ps$23.4 million, (iii) lower leases Ps$17.6 million,
      (iv) lower advertising of Ps$13.3 million, (v) lower external sales commissions of Ps$7.1 million; and, (vi) lower general, administrative expenses and insurance costs of Ps$0.9 million. Lower expenses were partially offset by: (i) higher bad debt reserve of Ps$19.5, (ii) higher external advisors fees of Ps$8.0 million; and, (iii) higher maintenance costs of Ps$2.0 million.

      EBITDA:

      EBITDA for 4Q03 was positive Ps$48.5 million, compared to negative Ps$25.7 million reported in 4Q02, and positive Ps$35.6 million registered in 3Q03. EBITDA margin improved from negative 15% in 4Q02 to positive 18% in 3Q03, and to positive 23% in 4Q03.

      This is the 3rd consecutive quarter that Maxcom reported positive EBITDA. Besides improving its EBITDA margin by 5 percentage points, in monetary terms, EBITDA grew 36% on a quarter over quarter basis. Cumulative EBITDA for the last three quarters was Ps$109.5 million, and Ps$105.1 million year-to-date. During 2002 we generated a negative EBITDA of Ps$104.9 million.

      CAPITAL EXPENDITURES:

      Capital Expenditures for 4Q03 were Ps$26.1 million, a 57% decrease when compared to Ps$60.9 million in 4Q02, and a 3% decrease when compared to Ps$26.8 million in 3Q03. Full year Capital Expenditures for 2003 were Ps$116.9 million, 79% lower when compared to Ps$553.7 million in 2002.

      CASH POSITION:

      Maxcom's Cash position at the end of 4Q03 was Ps$41.7 million in Cash and Cash Equivalents, compared to Ps$120.3 million at the end of 4Q02. Cash and Cash Equivalents at the end of 3Q03 were Ps$38.3 million.

      RECENT ACCOUNTING PRONOUNCEMENTS:

      The provisions of Statement C-15 "Impairment of the Value of Long-Lived Assets and their disposal", issued by the Mexican Institute of Public Accountants ("MIPA"), went into effect on January 1, 2004. That statement establishes general criteria for the identification and, if applicable, recording of losses from impairment or decrease of value of long-lived tangible and intangible assets, including goodwill. Additionally, it defines concepts such as net sales price and value in use for the valuation of long-lived assets. We are in the process of carrying out a study to determine value in use of our long-lived assets and the amount of any possible impairment.

                                      # # #


                                                                             3/8

4Q03 EARNINGS REPORT                                               (MAXCOM LOGO)

APRIL 16, 2004

      MAXCOM TELECOMUNICACIONES, S.A. DE C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering Local, Long Distance and Internet & Data services in greater metropolitan Mexico City, Puebla and Queretaro.

      For more information contact:

             JOSE-ANTONIO SOLBES                        LUCIA DOMVILLE
           Maxcom Telecomunicaciones            Citigate Financial Intelligence
              Mexico City, Mexico                         Hoboken, NJ
               (52 55) 5147 1125                        (201) 499-3548
         investor.relations@maxcom.com           lucia.domville@citigatefi.com

      This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company's management involves risks and uncertainties that may change based on various important factors not under the Company's control. These forward- looking statements represent the Company's judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.

                                      # # #

                   (Tables and Financial Statements to follow)


                                                                             4/8

4Q03 EARNINGS REPORT                                               (MAXCOM LOGO)

APRIL 16, 2004

        LINES               4Q02       3Q03       4Q03      VS. 4Q02    VS. 3Q03
        -----               ----       ----       ----      --------    --------
Business Lines              22,194     23,567     24,305         10%          3%
Residential Lines           98,557    106,735    106,389          8%          0%
                           -------    -------    -------    -------     -------
   Total Voice Lines       120,751    130,302    130,694          8%          0%
   Wholesale                 4,480      6,920      6,850         53%         -1%
                           -------    -------    -------    -------     -------
     TOTAL                 125,231    137,222    137,544         10%          0%
                           =======    =======    =======    =======     =======

   CUSTOMERS                4Q02       3Q03       4Q03      VS. 4Q02    VS. 3Q03
   ---------                ----       ----       ----      --------    --------
Business                     3,934      3,715      3,734         -5%          1%
Residential                 86,016     89,752     97,403         13%          9%
                           -------    -------    -------    -------     -------
     TOTAL                  89,950     93,467    101,137         12%          8%
                           -------    -------    -------    -------     -------
Mexico                      43,185     42,676     46,536          8%          9%
Puebla                      44,813     48,290     52,121         16%          8%
Queretaro                    1,952      2,501      2,480         27%         -1%
                           =======    =======    =======    =======     =======

   TRAFFIC                     4Q02                                3Q03                                4Q03
                 --------------------------------    --------------------------------    --------------------------------
MILLION MINUTES   OCT      NOV      DEC     TOTAL     JUL      AGO      SEP     TOTAL     OCT      NOV      DEC     TOTAL
---------------   ---      ---      ---     -----     ---      ---      ---     -----     ---      ---      ---     -----
Inbound           56.2     60.5     62.8    179.4     71.3     68.5     68.0    207.8     71.2     66.6     63.4    201.2
Outbound         109.6    109.7    114.6    333.9    147.9    155.4    156.9    460.2    215.2    156.5    126.0    497.8
Outbound Local      94%      94%      94%      94%      96%      96%      96%      96%      96%      96%      95%      96%
Outbound LD          6%       6%       6%       6%       4%       4%       4%       4%       4%       4%       5%       4%
                 -----    -----    -----    -----    -----    -----    -----    -----    -----    -----    -----    -----

  ARPU (US$)            4Q02       3Q03       4Q03     VS. 4Q02   VS. 3Q03     FY02       FY03     VS. FY02
  ----------            ----       ----       ----     --------   --------     ----       ----     --------
BUSINESS
   Monthly Charges      21.64      23.44      22.69          5%        -3%     22.66      23.28          3%
   Usage                42.32      56.84      45.90          8%       -19%     50.04      49.51         -1%
                       ------     ------     ------     ------     ------     ------     ------     ------
   Subtotal             63.96      80.28      68.59          7%       -15%     72.71      72.79          0%
   Non-recurring         4.96       2.77       2.24        -55%       -19%      4.13       2.82        -32%
                       ------     ------     ------     ------     ------     ------     ------     ------
TOTAL BUSINESS         $68.92     $83.05     $70.83          3%       -15%    $76.84     $75.61         -2%
                       ------     ------     ------     ------     ------     ------     ------     ------
RESIDENTIAL
   Monthly Charges      17.11      15.66      16.44         -4%         5%     17.12      16.07         -6%
   Usage                12.87      12.22      11.78         -8%        -4%     11.96      11.74         -2%
                       ------     ------     ------     ------     ------     ------     ------     ------
   Subtotal             29.98      27.88      28.22         -6%         1%     29.07      27.81         -4%
   Non-recurring         3.74       0.68       0.16        -96%       -76%      2.82       1.17        -58%
                       ------     ------     ------     ------     ------     ------     ------     ------
TOTAL RESIDENTIAL      $33.72     $28.56     $28.38        -16%        -1%    $31.89     $28.98         -9%
                       ------     ------     ------     ------     ------     ------     ------     ------
COMPANY
   Monthly Charges      17.98      17.03      17.63         -2%         4%     18.28      17.40         -5%
   Usage                18.54      20.05      18.27         -1%        -9%     19.99      18.70         -6%
                       ------     ------     ------     ------     ------     ------     ------     ------
   Subtotal             36.52      37.08      35.90         -2%        -3%     38.28      36.10         -6%
   Non-recurring         3.98       1.04       0.56        -86%       -46%      3.10       1.47        -52%
                       ------     ------     ------     ------     ------     ------     ------     ------
TOTAL COMPANY          $40.50     $38.12     $36.46        -10%        -4%    $41.37     $37.57         -9%
                       ======     ======     ======     ======     ======     ======     ======     ======


                                                                             5/8

4Q03 EARNINGS REPORT                                               (MAXCOM LOGO)

APRIL 16, 2004

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                           CONSOLIDATED BALANCE SHEET

 (THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF DECEMBER 31, 2003
                        AND THOUSANDS OF US DOLLARS "$")

                                         DECEMBER 31, 2002               SEPTEMBER 30, 2003              DECEMBER 31, 2003
                                         -----------------               ------------------              -----------------
                                      PESOS        US DOLLARS         PESOS        US DOLLARS         PESOS        US DOLLARS
                                      -----        ----------         -----        ----------         -----        ----------
            ASSETS
CURRENT ASSETS:
Cash and cash equivalents         Ps   120,331    $     10,709    Ps    38,272    $      3,406    Ps    41,736    $      3,715
Restricted cash                             --              --              --              --              --              --
                                  ------------    ------------    ------------    ------------    ------------    ------------
                                       120,331          10,709          38,272           3,406          41,736           3,715
Accounts receivable:
  Customers, net of allowance          108,348           9,643         113,497          10,101         116,675          10,384
  Value added tax refundable            13,298           1,184              --              --              --              --
  Other sundry debtors                   8,379             746          13,401           1,193           9,756             868
                                  ------------    ------------    ------------    ------------    ------------    ------------
                                       130,025          11,573         126,898          11,294         126,431          11,252

Inventory                               19,901           1,771          18,452           1,642          18,451           1,642
Prepaid expenses                        37,030           3,296          65,733           5,850          53,660           4,776
                                  ------------    ------------    ------------    ------------    ------------    ------------
    Total current assets               307,287          27,349         249,355          22,192         240,278          21,385

Frecuency rights, Net                  108,572           9,663         103,586           9,219          96,272           8,568
Telephone network systems &
 Equipment, Net                      1,651,338         146,968       1,531,156         136,274       1,537,430         136,830
Preoperating expenses, Net             212,507          18,913         188,414          16,769         179,626          15,987
Intangible Assets, Net                 442,859          39,414         405,747          36,111         390,866          34,787
Other assets                            30,769           2,738          28,406           2,528          28,158           2,506
                                  ------------    ------------    ------------    ------------    ------------    ------------
    Total assets                  Ps 2,753,332    $    245,045    Ps 2,506,664    $    223,093    Ps 2,472,630    $    220,063
                                  ============    ============    ============    ============    ============    ============
        LIABILITIES
CURRENT LIABILITIES:
Interest Payable                  Ps     4,492    $        400    Ps     9,315    $        829    Ps     4,707    $        419
Accrued expenses and other
 accounts payable                      170,794          15,201         129,265          11,505         125,262          11,148
Customers deposits                       1,766             157           3,573             318           2,132             190
Payroll and other taxes payable         33,106           2,946          48,307           4,299          57,852           5,149
                                  ------------    ------------    ------------    ------------    ------------    ------------
    Total current liabilities          210,158          18,704         190,460          16,951         189,953          16,906

LONG-TERM LIABILITIES:
Senior notes, net                    1,918,854         170,777       1,990,151         177,123       2,011,494         179,022
Notes payable                               --              --          25,876           2,303          13,015           1,158
                                  ------------    ------------    ------------    ------------    ------------    ------------
    Total liabilities             Ps 2,129,012    $    189,481    Ps 2,206,487    $    196,377    Ps 2,214,462    $    197,086
                                  ------------    ------------    ------------    ------------    ------------    ------------
     SHAREHOLDERS' EQUITY
Capital stock                        1,752,596         155,980       1,752,596         155,980       1,752,596         155,980
Additional paid-in capital                 437              39           1,468             131           1,468             131
Accumulated deficit                   (366,874)        (32,652)     (1,128,713)       (100,455)     (1,128,713)       (100,455)
Net loss for the period               (761,839)        (67,803)       (325,174)        (28,940)       (367,183)        (32,679)
                                  ------------    ------------    ------------    ------------    ------------    ------------
    Total shareholders'
      equity (deficit)            Ps   624,320    $     55,564    Ps   300,177    $     26,716    Ps   258,168    $     22,977
                                  ------------    ------------    ------------    ------------    ------------    ------------
                                  Ps 2,753,332    $    245,045    Ps 2,506,664    $    223,093    Ps 2,472,630    $    220,063
                                  ============    ============    ============    ============    ============    ============

NOTES TO FINANCIAL STATEMENTS:

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF DECEMBER 31, 2003 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS$11.2360 PER US$1.00.


                                                                             6/8

4Q03 EARNINGS REPORT                                               (MAXCOM LOGO)

APRIL 16, 2004

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                      YEAR 2002 AND 2003 QUARTERLY PERIODS

 (THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF DECEMBER 31, 2003
                        AND THOUSANDS OF US DOLLARS "$")

                                              OCTOBER 1 TO                        JULY 1 TO                      OCTOBER 1 TO
                                            DECEMBER 31, 2002                SEPTEMBER 30, 2003               DECEMBER 31, 2003
                                            -----------------                ------------------               -----------------
                                    PESOS      US DOLLARS    %        PESOS      US DOLLARS    %        PESOS      US DOLLARS    %
                                    -----      ----------    -        -----      ----------    -        -----      ----------    -
Voice                                151,267      13,463      90%      163,568      14,557      85%      157,077      13,980     74%
Data                                   3,834         341       2%        5,872         523       3%       29,566       2,631     14%
Wholesale                             12,984       1,156       8%       23,685       2,108      12%       26,024       2,316     12%
                                 -----------   ---------   -----   -----------   ---------   -----   -----------   ---------  -----
TOTAL REVENUES                   PS  168,085   $  14,960     100%  PS  193,125   $  17,188     100%  PS  212,667   $  18,927    100%

   Network operating services         45,077       4,012      27%       46,593       4,147      24%       47,009       4,184     22%
   Technical expenses                  8,703         775       5%       15,526       1,382       8%       18,080       1,609      9%
   Installation expenses               9,407         837       6%        3,366         300       2%       10,874         968      5%
                                 -----------   ---------           -----------   ---------           -----------   ---------
   COST OF NETWORK OPERATION          63,187       5,624      38%       65,485       5,829      34%       75,963       6,761     36%

GROSS PROFIT                         104,898       9,336      62%      127,640      11,359      66%      136,704      12,166     64%
   SG&A                              130,645      11,627      78%       92,036       8,191      48%       88,248       7,854     41%
                                 -----------   ---------           -----------   ---------           -----------   ---------
EBITDA                               (25,747)     (2,291)    -15%       35,604       3,168      18%       48,456       4,312     23%
   Depreciation and amortization      87,631       7,799                95,039       8,458                55,508       4,940
                                 -----------   ---------           -----------   ---------           -----------   ---------
OPERATING LOSS                      (113,378)    (10,090)              (59,435)     (5,290)               (7,052)       (628)

COMPREHENSIVE (INCOME) COST
 OF FINANCING:

   *Interest expense                  13,515       1,203                 5,362         477                 4,984         444
   **Interest income                     199          18                 1,245         111                 1,274         113
   Exchange (income) loss, net        27,618       2,458                85,000       7,564                57,866       5,150
   Gain on net monetary position     (28,907)     (2,573)              (17,842)     (1,588)              (34,561)     (3,076)
                                 -----------   ---------           -----------    -----------        -----------   ---------
                                      12,425       1,106                73,765       6,564                29,563       2,631

Other income (Expense)                   (84)         (7)                  102           9                  (497)        (44)

INCOME (LOSS) BEFORE TAXES          (125,719)    (11,189)             (133,302)    (11,863)              (36,118)     (3,215)

Provisions for:
   Asset Tax                           2,126         189                 3,082         274                 5,813         517
   Income Tax & Profit Sharing           324          29                    63           6                    78           7
                                 -----------   ---------           -----------   ---------           -----------   ---------
   Total Provisions                    2,450         218                 3,145         280                 5,891         524

NET INCOME (LOSS)                PS (128,169)  $ (11,407)          PS (136,447)  $ (12,143)          PS  (42,009)  $  (3,739)
                                 ===========   =========           ===========   =========           ===========   =========

NOTES TO FINANCIAL STATEMENTS:

*     INTEREST RELATED TO SENIOR NOTES AND VENDOR FINANCING

**    INTEREST INCOME NET OF BANK COMMISSIONS

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF DECEMBER 31, 2003 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS$11.2360 PER US$1.00.


                                                                             7/8

4Q03 EARNINGS REPORT                                               (MAXCOM LOGO)

APRIL 16, 2004

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                           YEAR 2002 AND 2003 PERIODS

 (THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF DECEMBER 31, 2003
                        AND THOUSANDS OF US DOLLARS "$")

                                                         JANUARY 1 TO                             JANUARY 1 TO
                                                       DECEMBER 31, 2002                        DECEMBER 31, 2003
                                                       -----------------                        -----------------
                                                PESOS      US DOLLARS       %            PESOS       US DOLLARS       %
                                                -----      ----------       -            -----       ----------       -
Voice                                           499,752       44,478           90%        635,921       56,597          83%
Data                                             10,120          901            2%         44,741        3,982           6%
Wholesale                                        47,379        4,217            9%         84,968        7,562          11%
                                            -----------    ---------    ---------     -----------    ---------   ---------
TOTAL REVENUES                              PS  557,251    $  49,596          100%    PS  765,630    $  68,141         100%

   Network operating services                   142,695       12,700           26%        189,286       16,846          25%
   Technical expenses                            44,026        3,918            8%         60,637        5,397           8%
   Installation expenses                         29,636        2,638            5%         25,143        2,238           3%
                                            -----------    ---------                  -----------    ---------
   COST OF NETWORK OPERATION                    216,357       19,256           39%        275,066       24,481          36%

GROSS PROFIT                                    340,894       30,340           61%        490,564       43,660          64%
   SG&A                                         445,776       39,674           80%        385,493       34,309          50%
                                            -----------    ---------                  -----------    ---------
EBITDA                                         (104,882)      (9,334)         -19%        105,071        9,351          14%
   Depreciation and amortization                330,191       29,387                      336,174       29,919
                                            -----------    ---------                  -----------    ---------
OPERATING LOSS                                 (435,073)     (38,721)                    (231,103)     (20,568)

COMPREHENSIVE (INCOME) COST OF FINANCING:

   *Interest expense                            215,898       19,215                       22,279        1,983
   **Interest income                             (4,651)        (414)                       3,766          335
   Exchange (income) loss, net                  214,833       19,120                      173,134       15,409
   Gain on net monetary position               (104,619)      (9,311)                     (76,159)      (6,778)
                                            -----------    ---------                  -----------    ---------
                                                321,461       28,610                      123,020       10,949

Other income (Expense)                           (2,748)        (245)                         148           13

INCOME (LOSS) BEFORE TAXES                     (753,786)     (67,086)                    (354,271)     (31,530)

Provisions for:
   Asset Tax                                      7,091          631                       12,306        1,095
   Income Tax & Profit Sharing                      962           86                          606           54
                                            -----------    ---------                  -----------    ---------
   Total Provisions                               8,053          717                       12,912        1,149

NET INCOME (LOSS)                           PS (761,839)   $ (67,803)                 PS (367,183)   $ (32,679)
                                            ===========    =========                  ===========    =========

NOTES TO FINANCIAL STATEMENTS:

*     INTEREST RELATED TO SENIOR NOTES AND VENDOR FINANCING

**    INTEREST INCOME NET OF BANK COMMISSIONS

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF DECEMBER 31, 2003 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS$11.2360 PER US$1.00.


                                                                             8/8